SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(a) (Amendment No. __)*

                            The Argentina Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    040112104
                                 (CUSIP Number)

     Andrew Pegge                              Copy to:
     Laxey Partners Limited                    Gary T. Moomjian, Esq.
     22 Duke Street                            Kaufman & Moomjian, LLC
     Douglas                                   50 Charles Lindbergh Boulevard
     Isle of Man IM1 2AY                       Mitchel Field, New York 11553

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 3, 2000
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP No.  040112104               13D                        Page 2 of 8 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Value Catalyst Fund Limited
    No I.R.S. Identification No.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                                            00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                     [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER             584,300
SHARES        ------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY      ------------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER        584,300
REPORTING     ------------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     584,300 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.3  %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                              IV**
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!


** Not registered under the Investment Company Act of 1940.

ITEM 1.   SECURITY AND ISSUER.                              PAGE 3 OF 8 PAGES

     This statement relates to the common stock ("Common Stock") of The Argentina Fund, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 345 Park Avenue, New York, New York 10154.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"). Catalyst is an investment company formed in May 2000 and is designed to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

     The name, business address, present principal occupation and citizenship of each of the directors of Catalyst are as follows:

     1.   James McCarthy (Chairman)
          1000 Skokie Boulevard
          Suite 325
          Wilmette, Illinois 60091

          Principal occupation: Director of Business Development, E* Hedge Holdings, LLC, a company specializing in the area of alternative investments.

          Citizenship: British

     2.   Jonathan D. Pollock
          19 Berkeley Street
          7th Floor
          London W1X 5AE

          Principal occupation: portfolio manager, Stonington Management Corporation, the management company for Elliot Associates, L.P. and Westgate International, L.P.

          Citizenship: United States

                                                          Page 4 of 8 Pages

     3.   Elizabeth Tansell
          19/21 Circular Road
          Douglas
          Isle of Man IM99 1EZ

          Principal occupation: Managing Director of BoE International Services Limited, a fund administration company.

          Citizenship: British

     The Investment Manager for Catalyst is Laxey Partners Limited, an Isle of Man corporation, 22 Duke Street, Douglas, Isle of Man IM1 2AY ("Laxey"). Laxey is a global hedge fund manager, specializing in arbitrage led investment. Laxey manages Catalyst, subject to the overall control of the directors.

     The name, business address, present principal occupation and citizenship of each of the officers and directors of Laxey are as follows:

     1.   Colin Kingsnorth
          28 Chelsea Wharf
          Lots Road
          London
          SW10 8QJ
          United Kingdom

          Principal occupation: portfolio manager and director of Laxey

          Citizenship: British

     2.   Andrew Pegge
          22 Duke Street
          Douglas
          Isle of Man
          IM1 2AY
          United Kingdom

          Principal occupation: portfolio manager and director of Laxey.

          Citizenship: British

                                                  Page 5 of 8 Pages
     3.   Andrew Leasor
          28 Chelsea Wharf
          Lots Road
          London
          SW 10 8QJ
          United Kingdom

          Principal occupation: marketing director and director of Laxey

          Citizenship: British

     4.   Andrew Baker (director of Laxey)
          15-19 Athol Street
          Douglas
          Isle of Man
          IM1 1LB

          Principal occupation: solicitor

          Citizenship: British

     5.   Eddie Gilmore (director of Laxey)
          21 Cronk Drean
          Douglas
          Isle of Man
          IM2 6AX

          Principal occupation: retired

          Citizenship: British

     During the past five years, neither Catalyst or its directors, nor Laxey or its executive officers and directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount of the funds used to purchase the shares reported as beneficially owned in Item 5 hereof was approximately $6,025,000. All of such funds were from the investment capital of Catalyst.

                                                          Page 6 of 8 Pages
ITEM 4.   PURPOSE OF TRANSACTION.

     The shares of the Common Stock owned by Catalyst and reported hereby were purchased for investment and with the view of addressing with the management of the Company the steps which may be taken to substantially reduce or eliminate the significant discount which the shares of Common Stock trade from the net asset value thereof. These steps may include converting the Company to open-end status, or making it an interval fund (where redemptions can be made only weekly or monthly) or by conducting a tender offer at or near net asset value. Furthermore, Catalyst may seek to obtain representation on the Company's Board of Directors. In addition, Catalyst may seek, by stockholder vote, to terminate the investment advisory contract between the Company and its investment manager. Catalyst may purchase additional shares of Common Stock, or alternatively sell shares of Common Stock, from time to time.

     Other than as set forth above, neither Catalyst, Laxey, nor any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although it reserves the right to develop any such plans or proposals). Catalyst may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Catalyst owns 584,300 shares of Common Stock, representing approximately 6.3% of the total number of shares of Common Stock outstanding. To the best knowledge of Catalyst, neither Laxey nor any of the directors of Catalyst or any of the executive officers or directors of Laxey own any shares of Common Stock.

     (b) Catalyst has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by Catalyst.

                                                         Page 7 of 8 Pages

     (c) Within the past 60 days, Catalyst purchased shares of Common Stock on the New York Stock Exchange as follows:

                                    No. of Shares        Price per
       Date (all year 2000)           Purchased            Share
       --------------------         -------------        ---------

            August 11                  146,000           $10.2265
            August 14                  120,000            10.0625
            August 17                   55,900            10.1246
            August 18                    6,900            10.0625
            August 31                    1,500            10.3125
            September 1                 14,200            10.7324
            September 7                 40,000            10.7500
            October 3                      500            10.3750
            October 4                  100,000            10.4375
            October 6                   20,000            10.4688

            (d) and (e): Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                                         Page 8 of 8 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 12, 2000

                                         The Value Catalyst Fund Limited

                                         By   /s/ Elizabeth Tansell
                                            -------------------------------
                                            Name:  Elizabeth Tansell
                                            Title: Director